John M. Mutkoski 617.570.1073 jmutotski@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 6, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Ledbetter

Re:	Proteostasis Therapeutics, Inc.

Registration Statement on Form S-1

Filed December 23, 2015

CIK No. 0001445283

Dear Ms. Ledbetter:

This letter is being confidentially submitted on behalf of Proteostasis Therapeutics, Inc. (the “Company”) as a supplemental response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on May 8, 2015 (the “Draft Registration Statement”), as set forth in your letter dated June 4, 2015 addressed to Meenu Chhabra, Chief Executive Officer of the Company (the “Initial Comment Letter”). The Company subsequently confidentially submitted Amendment No. 1 to the Draft Registration Statement to the Commission on June 18, 2015 and filed a Registration Statement on Form S-1 (File No. 333-208735) with the Commission on December 23, 2015.

In response to the Staff’s comment #1 in the Initial Comment Letter, the Company supplementally advises the Staff that the Company presented a slide deck (the “Slide Presentation”) to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. A copy of the Slide Presentation is attached hereto as Exhibit A.

The Company respectfully requests that the Staff return to us this letter and the Slide Presentation pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this

Ms. Ledbetter

United States Securities and Exchange Commission

January 6, 2016

letter and the Slide Presentation and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you should have any questions concerning the enclosed matters, please contact me at (617) 570-1073.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

cc:	Meenu Chhabra, President and Chief Executive Officer, Proteostasis Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Exhibit A

Slide Presentation